Exhibit 99.7

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Miramar Mining Corporation

We consent to the use of the following reports included in this annual report on Form 40-F of Miramar Mining Corporation:

1.

Auditors’ Report to the Shareholders of Miramar Mining Corporation dated February 25, 2005, with respect to the consolidated balance sheets as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended; and

2.

Auditors' Report to the Board of Directors and Shareholders of Miramar Mining Corporation dated February 25, 2005, with respect to the supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles".

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 33-92742) on Form S-8 of Miramar Mining Corporation.

Chartered Accountants

Vancouver, Canada

February 25, 2005